Exhibit 99.2

TSX-V: AVU US DTC: AVPMF FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

March 7, 2018	NR 03 - 2018

Avrupa Minerals Arranges $500,000 Private Placement

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that it has arranged a financing to raise $500,000 by way of a private placement of 6.25 million units at $0.08 per unit. Each unit (a “Unit) is comprised of one common share and common share purchase warrant which entitles the holder to purchase one common share at a price of $0.12 for a period of two years from closing of the offering.

The proceeds of the offering will be used for exploration and operations in Portugal, Kosovo, and Vancouver, and for general working capital. Some of the proceeds may also be used for due diligence reviews of potential acquisitions.

Paul Kuhn, President and CEO, commented, “With the upcoming option arrangements with a new partner on our three Pyrite Belt properties in Portugal, this small financing will allow us to continue work on other properties in Portugal and Kosovo, as well as generate some new possibilities in the region.”

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds eight exploration licenses in three European countries, including five in Portugal covering 2,911 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa now has three active option and joint venture agreements, two in Portugal and one in Kosovo, including:

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The Alvito Option Agreement with OZ Minerals Limited covering one license in the Ossa Morena Zone in southern Portugal, for IOCG deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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Avrupa’s partner at the Slivovo Gold Project in Kosovo is fully funding the program, allowing Avrupa to dilute its ownership in the JV operating company Peshter Mining JSC.  If AVU ownership goes below 10%, the interest in the project converts to a 2% NSR.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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